[redacted]

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SEC
Mail Processing
Section
MAR 01 2013
Washington DC
401

SECUR... ...SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08-08-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street Suite 401
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Akerman 212 388 6212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz
(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue Suite 420 (Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Albert Akerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHER GULKO
Notary Public, State of New York
No. 01GU6246911
Qualified In Nassau County
Commission Expires 8/15/2015

Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- [redacted] (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABOT LODGE SECURITIES, LLC

FINANCIAL STATEMENT

FROM INCEPTION, AUGUST 8, 2012 TO DECEMBER 31, 2012

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
FROM INCEPTION, AUGUST 8, 2012 TO DECEMBER 31, 2012

TABLE OF CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530
Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

To the Members
Cabot Lodge Securities, LLC

Report on the financial statements
We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC as of December 31, 2012, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial condition referred to above presents fairly, in all material respects, the financial position of Cabot Lodge Securities, LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 26, 2013

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash	$	313,316
Commissions and fees receivable		105,171
Due from clearing broker		100,566
Advances to employees		291,005
Fixed assets		250,929
Prepaid expenses		30,408
Security deposits		215,544
TOTAL ASSETS	$	1,306,939

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	180,536
Commitments and contingencies		
Member's equity		1,126,403
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,306,939

See accompanying notes to financial statement.

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
NOTES TO FINANCIAL STATMENT
FROM INCEPTION, AUGUST 8, 2012 TO DECEMBER 31, 2012

1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of the Delaware in October, 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The Company earns fees from securities brokerage, agency transaction services and best efforts placements of securities offerings in which the Company acts as a selling group participant. Brokerage revenue is recognized on a trade date basis and placement fees are recognized as transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes
The Company is a single member limited liability company for federal, state and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its member.

Fixed Assets
Fixed assets are stated at cost and are depreciated using the straight line method over their estimated useful lives.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain Tax Positions
The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Commissions and Fees Receivable
Commission and fees receivable are stated at the amount the Company expects to collect. At December 31, 2012, there was no allowance for doubtful accounts. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be provided.

3. DUE FROM CLEARING BROKER

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2012, the amount due of $105,171 included a clearing deposit of $100,000.

4. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(i) as it does not maintain customer's accounts and operates on a fully disclosed basis with a clearing broker.

5. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 8:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2012, the Company had net capital of $233,346 which was $210,779 in excess of its minimum net capital requirement of $22,567. At December 31, 2012, the Company's percentage of aggregate indebtedness to net capital was 77.37%.

6. CONCENTRATION OF CREDIT RISK

Periodically throughout the period of August 8, 2012 to December 31, 2012, the Company may have significant cash balances maintained at one banking institution in amounts which may exceed Federal insurance limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

7. COMMITMENT and CONTINGENCIES

During 2012, the Company entered into two operating lease agreements for office space. One of the two operating leases will expire in 2016 and the other in 2022.

At December 31, 2012, the future minimum lease payments under the leases approximated:

For the Years Ending December 31,:	
2013	$ 296,400
2014	301,300
2015	306,300
2016	311,400
2017	243,200
2018 and thereafter	1,043,000
	$2,501,600

The Company is the assignee of a lease originally entered into by CL Office, LLC, an affiliated entity. That lease has since been terminated by CL Office, LLC, and the space is no longer being occupied. CL Office, LLC is seeking collection of the security deposit for the benefit of the Company.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2012 and determined that there are no material events that would require disclosures in the Company's financial statements.